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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                                         COMMISSION FILE NUMBER     0-27480
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                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  March 31, 1999
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                     Notification relates to entire filing.
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                         PART I-REGISTRANT INFORMATION

 Lahaina Acquisitions, Inc.
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Full name of registrant

 Not applicable.
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Former name if applicable

 102 South Tenth Street
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Address of principal executive office

 Fernandina Beach, FL 32034
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City, State and Zip Code
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                        PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has experienced a delay in completing the financial statement and Management's Discussion and Analysis portions of its Form 10-Q for the fiscal quarter ended March 31, 1998 which delay could not be overcome without unreasonable effort and expense, as a result of the following:

         During the first quarter, a change in control occurred in conjunction with the acquisition of a subsidiary of the Registrant resulting in replacement of all of the officers and directors of the Registrant. After discussions with the Registrant's new management regarding its ongoing needs for auditing services in light of the Registrant's resources, geographic location and expected business growth, the Registrant's principal accountant resigned. As a result, the Registrant engaged an independent accounting firm to provide certain accounting consulting services related to preparing historical financials for the recently acquired subsidiary and to assist in preparing the financial statements for the fiscal quarter ended March 31, 1999. The new officers and directors have been unable to finalize the transition to them and to the new accountant of all information regarding the Registrant's performance during the second quarter in a timely manner to enable them to prepare and verify the financial statements for the 10-Q. The transition and verification of information will be completed within the time period described in this Form 12b-25.


                          PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Richard P. Smyth, Chief Executive Officer     Phone:  (904) 277-4438


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     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X} Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X} Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment A.

                          Lahaina Acquisitions, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        By: /s/
                                           --------------------------------
                                           Richard P. Smyth
                                           Chief Executive Officer


Date: May 17, 1999





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                                  Attachment A


         It is anticipated that significant changes in the results of operations will be reflected by the Registrant's earnings statements for the six months periods ended March 31, 1999 as compared with the comparable period of 1998. These changes result primarily from the December 14, 1998 purchase of all of the outstanding stock of Beachside Commons I, Inc., prior to which time the Registrant had no significant operations. A reasonable estimate cannot be made at this time because review of the financial statements of the predecessor company has not been completed.


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